4-4-02

02030051

RECD S.E.C.
APR 4 2002
080

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 4, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

PROCESSED
APR 15 2002
THOMSON FINANCIAL

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

ANNOUNCES THE MANAGEMENT REPORT TRANSLATED INTO ENGLISH

April 03, 2002. (61 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (April 03, 2002) - The administration of Telecomunicações de São Paulo S.A. - Telesp hereby informs the shareholders:

In accordance to the legal requirements and Company bylaws, the Management of TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP submits the Business Report and Consolidated Financial Statements for the year ended on December 31, 2001, dully reviewed by the Independent Public Auditors and the Council Members.

1. Presentation

The goal of achieving Anatel's targets for December 2003 has always been one of the top priorities of the Company. Thus, in September 2001, two years and three months ahead of time, the Company announced the accomplishment of such targets. Therefore, Telesp became the first operator to file the corresponding documents, dully audited by independent auditors, in October 2001. The period of public consultation started in November and finished in December. Once the process is completed, Telesp will be allowed to request new authorizations to extend the services currently offered.

During the year 2001, Telesp reached 1,198 LIS/employee, an outstanding efficiency indicator according to international levels. From the 12,616 thousand lines in service on December 31, 2001, more than 2,020 thousand lines were activated during the year, representing a 19% growth compared to last year. The local traffic reached 33,686 million of pulses, or a 12.5% increase in relation to year 2000. Likewise, a 7.36% increase in the intra-state traffic resulted in 13,729,606 thousand minutes, keeping the 75% market share.

Telsp maintained high quality standards by using state-of-the-art technology, providing its customers with a wide range of additional services such as voice mail, conference, caller ID, etc. The company has already 4,815,759 customers that are using these intelligent line features. Market segmentation also allowed the company to offer adequate products to the different and specific telecommunication needs, including the ADSL service, branded as Speedy.

The growth experienced by Telesp was possible due to an investment of R$ 4.5 billion. It's worth noting that the Telefónica Group, through its companies in Brazil, Telesp included, became the major foreign investor in the country. Telesp, the second largest private company in Brazil, paid during 2001 R$ 3.7 billion to the Federal, State and Local Governments in terms of taxes and contributions. Telesp, through Telefónica Foundation, contributed to improve the quality of life of the lower end of the population, exerting its social responsibility in two areas: education and social development.

2. Macroeconomic environment

The year 2001, despite being affected by adverse external factors, showed an increase of the GDP estimated at 1.9%, while the growth for last year was 4.2%. The unemployment rate, estimated at 6.3% in 2001, will represent a decrease compared with the 7.8% registered last year. In spite of an evolution of 18.5% in the exchange rate between December 29, 2000 (R$ 1.9554) and December 31, 2001 (R$ 2.3105), the average inflation measured by the IGP-M (General Price Index – Market) was stable at 10.372% while the IGP-DI (General Price Index – Inflation Measurement), an important benchmark for the telecom industry, registered an increase of 10.402% during the year.

The economic environment in 2002 will be influenced by the foreign economics, considering the world slowdown and the Argentine crisis. The Brazilian politic scenario will be hectic, with alliances and agreements, being made due to the presidential elections.

The latest information published by the official entities state that the energetic situation would not cause the previously estimated impacts, since the possibility of a supply shortage is almost non-existent and possibilities of rationing are now weak, thus helping increase the productive activity and the employment level. Therefore, the perspectives point to a stable inflation, aided by the decrease in prices of fuel, and as a consequence, interest rates at similar levels to the current ones, with a downward trend and a positive economic growth rate.

3. Business Performance

MAIN STATISTICS OR INDICATORS							
	1995	1996	1997	1998	1999	2000 (**)	2001 (**)
Installed Fixed Lines (*)	4,936,993	5,371,968	5,935,670	6,877,081	9,548,289	12,485,717	14,346,848
Lines in service (basic + ISDN)	4,480,634	4,994,771	5,428,612	6,247,558	8,049,213	10,361,409	12,282,863
Public Telephones	126,581	146,706	168,787	179,653	217,316	248,039	342,753
Number of local Pulses (registered) (***)	19,949	21,193	20,776	23,124	24,722	29,938	33,686
Penetration (LIS/100 inhab.)	14	15	17	19	24	29,4	33,8
% Digitalization of the local network	38	44	56	73	87	94	96

(*) Total in the installment phase
(**) Ceterp Incorporated area is included
(***) In million

Basic Telephony

In 2001, the fixed network of São Paulo State grew 15% with the addition of more than 2.0 million lines, reaching one of the highest line densities of South America: 33.8 telephones per 100 inhabitants. Anatel's goal for the year 2001 (corresponding to 8.3 million installed lines) was largely surpassed.

Gained lines (thousand)


3.000
2.700
2.400
2.100
1.800
1.500
1.200
900
600
300
-
453
282
435
514
564
434
941
817
2.671
1.802
2.937
2.310
1.861
1.921
1995
1996
1997
1998
1999
2000
2001
Installed Lines
Lines in Service (Basic+ISDN)

The public telephone network grew 38.19%, reaching 342,753 telephones, or 94,714 more than in 2000.

Currently, 96.8% of Public Telephones (TUPs) use inductive cards. In addition, there are 1,073 pay phones using cellular technology and 2,359 use WLL technology.

From the towns identified as "without STFC service", 247 have now at least 1 TUP installed, available round the clock and capable of sending and receiving DLD and ILD calls. All the towns have at least 3 TUPs per 1,000 inhabitants.

São Paulo is the State with the highest penetration rate of this service, with an average of 9.18 public telephones per 1,000 inhabitants.

Public Telephones (thousand)



400
350
300
250
200
150
100
50
-
127
147
169
180
217
248
343
1995
1996
1997
1998
1999
2000
2001

Telesp keeps promoting the installation of TUPs specially devised to be used by the *hearing and speaking impaired. During* 2001, 103 TDD (Telecommunications Device for the Deaf) equipment were installed, meaning a 245.2% increase compared to year 2000.

Currently, 8,672 TUPs to deaf-mute people or the ones in need of wheelchairs are in use, representing a 46.65% increase compared to year 2000.

The company achieved a higher level of quality. This improvement is proven by a decrease in reported malfunctions and by an increase in the speed to react to complaints. The said reduction is the product of a new collection system recently implemented. Billing complaints stabilized at lower levels (2.15 complaints per 1,000 bills issued). The mark that was reached by Telesp in December 2001 surpassed Anatel's target (maximum 4.0).

Complaints per 100 STFC Accesses (2001)


4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
-
3,03
2,76
3,25
3,48
3,73
3,32
3,58
3,78
3,26
3,23
2,34
2,31
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Repair request attention rate (2001)


100,00
95,00
90,00
85,00
80,00
94,00
94,01
93,03
91,74
89,78
95,15
94,04
96,39
91,96
84,12
95,90
97,96
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Complaints about billing errors per 100 issued bills


5,00
4,00
3,00
2,00
1,00
-
2,87
3,18
4,38
3,23
4,32
4,37
3,21
3,59
3,39
3,25
2,64
2,30
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Public Telephony has also shown improvements in the quality of its services, surpassing Anatel's goals for 2003 (maximum of 12 requests for repairs per 100 TUPs) and a minimum of 96% of the repair requests attended to within 8 hours of the complaint.

TUP Repair requests per 100 TUPs


12
8
4
0
11,18
9,13
2000
2001

Repair requests settled within 8 hours



99,6
99,4
99,2
99,4
99,53
2000
2001

Marketing Strategy

The year of 2001 witnessed a structural change in the different business lines of the Company. The Vice Presidency of "Small Offices/ Special Residencies" was incorporated to other two Vice Presidencies, "Business" and "Residential Customers". The change was a result of the changes in the market (of the competitive environment and the needs of the clients) that resulted in an increase in the internal efficiency for taking decisions and a larger use of the synergies existing in the organization.

The two main strategic commercial guidelines in 2001, covering the unsatisfied demand for voice terminals and continue with the expansion of wide band services – **Speedy** – were successfully attained. The pent up demand for voice terminals was ended in September. The Speedy service reached 200 thousand accesses by year-end, starting from a subscriber base of 40 thousand accesses by the end of 2000.

The "***Linha inteligente"*** (family of services – Simultaneous Attendance, Three Party Calls, Calling Transference and Voice Mail– which increases the telephone usage) kept the expansion trend. Those services provided gains of more than 2.2 million users of the services called "Linha Inteligente" and at the closing of the year 2001 there were more than 8.9 million facilities in use. Yet in 2001, the Vice Presidency of Residential Businesses, through a strategic partnership, launched the Guaranteed Telephone Bill Insurance that assures the payment of the telephone bill in case of unemployment, death or disability of the client, through the payment of a monthly premium. The insured lines have already surpassed the 250 thousand subscribers to whom telephone bill is guaranteed to be paid till a certain limited value.

The present year was a milestone for the Business segment by the consolidation of its strategy of making the client base profitable through the increase in the penetration of products like "Dados" and "Voz Avançado". These products, besides of revenue generation, guarantee a better relationship of the Company with its client, once it frees them from investing in infrastructure using instead the network of Telefonica, that guarantees the quality and safety of the information there stored.



Business Lines
2.700.000
2.550.000
2.400.000
2.250.000
2.426.450
2.609.492
2000
2001

In order to assure an increase in revenues of 16.7%, there was a large expansion on the number of corporate terminals (a 7.5% over last year – see graphic). There was also a remarkable effort of the Commercial area to sell traffic generating products, like the DDR, which plant grew 14% compared to year 2000.

Another product that deserves to be highlighted, because of its sales performance during 2001, is the "Speedy Business". It grew 301% compared to last year, confirming the broad band market potential.

Targeting the increase in the user base of "Portal ViaCorp" a business partnership was signed with CRECI (Real State Regional Council for the State of São Paulo). The partnership will allow the associates of CRECI to use a state-of-the-art portal at a suitable cost.

During 2001, the Company kept the same Churn levels of 2000 with only a 5.5% turndown on the proposals presented to the clients, consolidating the shielding strategy in spite of the increase in the competition in São Paulo.

Interconnection and Network

Telesp has signed interconnection contracts, allowing the communication of Telesp clients with users from others operating companies, not only in its own service area but also through interregional / international long distance calls. This also includes operators of switched public telephony, mirror companies, trunking, etc. The traffic generated by Telesp clients and terminated through the competitors network always generates revenue due to the use of the local network and in the case of the company's long distance network, in the sectors where the competition does not have its own self-structure. The traffic growth between Telesp and the cellular companies has also been very significant, generating revenues. The Company's network is fully capable to support the traffic thus originated.

It is worth noting the leadership position of Telesp as the supplier of dedicated circuits to other operators, or to complement their own backbone. These services are highly successful in light of the excellent capillarity and quality of Telesp's network.

The development of the interconnection business has now the support of a modern traffic management system. Such system allows monitoring of traffic evolution, permitting the effective revenue control as well as helping in the marketing actions. It also serves as a base for future investment plans, aiming to keep company's leadership in this business.

Long Distance Competition

The use of the Telesp (15) access code for intra-state calls, guaranteed an average "market share" of approximately 75% during the year 2001. According to the applicable concession rules, the company can only explore the market within its own service region, in other words, the intra-state calls. In the case of national and international calls, offered by other companies, Telesp is paid interconnection when its network is used by other operators.

4. Economical and Financial Issues

The high investment level achieved during the year is reflected in the economic performance of the company, which allowed an increase in revenues.

Operating Revenue

In 2001, Telesp had R$ 12,199 million in gross operating revenue, an increase of 24.2%. The net operating revenue totaled R$ 9,048.8 million (R$ 7,309.7 million in 2000). The growth of 18.5% in the number of basic lines in service, the tariff readjustment occurred in June 2000 and in June 2001. An increase of 7.7% in pulses *(in excess of local traffic) in relation to the previous year also contributed to this* accomplishment.

Net Operating Result

Despite the increase of 55.2% in operating expenses before financial result, due to the increase in operating activities of the company (the highlights in expenses were advertising, transport of goods, data processing and customer services and provisions for delinquent accounts), the consolidated operating result before financial items had an increase of 17.5%, from R$ 1,943.3 million in 2000 to R$ 2,283.6 million in 2001. The gross margin grew from 43.3% to 46.2%.

EBITDA

The EBITDA, according to the international concept (earnings before interest, taxes, depreciation and amortization), was R$ 4,659.1 million, 17.8% higher than in 2000 (R$ 3,954.0 million). For its part, the EBITDA margin was 51,5% in 2001 (54% in 2000).

Financial Result

The growth in the debt ratio was caused by the effort to enlarge the operating plant. As a result, there was an increase in the financial expenses in 2001. The consolidated financial results for 2001 (without the effect of the interests over its own capital: R$ 1,060,392 in 2001 and R$ 819,368 in 2000), when compared to the previous year, shows a negative evolution of only R$ 182.3 million in spite of the high amount of investment registered in 2001 and in the net debt over the year. This result, that contributed positively to the good performance of the Company in 2001, stands for the well succeeded efforts dedicated to the financial management of the Company.

Net Income

The net income in 2001 was R$ 1,576.3 million (R$ 1,470.0 million in 2000), resulting in a net margin of 17.4% (20.1% in 2000).

Capital Structure

Telesp finished the year 2001 with a net debt of R$ 4,004.0 million, or 27.2% of the shareholder's equity, compared to R$ 1,902.2 million in 2000, or 13.1% of the shareholder's equity. The resources where mainly allocated in the expansion and improvement of the offered services. The Company develops a constant and timely effort to shield the liabilities against the effects of the unstable financial market conditions and exchange rate risk.

5. Human Resources

Productivity

On December 31, 2001, the company reached the 1,198 LIS / employee, an increase of 44.51% regarding the 790 LIS / employee registered on December 31, 2000, and an increase of 347.01% compared to the 268 LIS / employee in July 1998, when Telefónica Group took control of the management of Telesp. This productivity gain is the result of the increase in the number of lines in service (including basic, public and ISDN lines to a total of 12,616,006) and headcount of 10,529 employees.

Lines in Service (Basic) per Employee


1.200
1.000
800
600
400
200
-
181
225
239
338
567
829
1.198
1995
1996
1997
1998
1999
2000
2001

Training

Telesp continues to invest heavily in training programs, both to direct employees and to those belonging to third parties. More than 29,000 people were trained, totaling 576 thousand hours/class in 2001.

Salaries

Telesp maintains the strategy to adopt modern salary policies, widening the range of the variable wages, giving incentives and awards to the professionals that excel, according to their performance and the accomplishment of targets. These policies have allowed the capture and retain of talents in a highly competitive market.

Champion's run (Corrida dos Campeões)

During 2001, Telesp implemented a major incentive program seeking the enrollment of the employees in a program to improve the efficiency and productivity in the company, called Corrida dos Campeões (Champion's run). The program focused on entrepreneurism, care for the resources of the Company and the creativity applied to the simplicity of solutions. More than 4000 employees took part in the program, generating 1,146 inscribed projects/ideas. The second stage of the program is currently under development, and besides enforcing the results of the first stage, it seeks to upgrade the value the role agents play as key points of a business culture oriented to agility, innovation and entrepreneurism.

6. Investments

During 2001, Telesp invested around R$ 4.5 billions in its expansion and modernization program of the telecommunication services, a 12.5% increase compared to last year. This total includes the investment related to the long distance services.
During that period, the investment program of the Company was aimed to the expansion and modernization of the telephone network in the state of Sao Paulo, meaning to satisfy the needs for the telecommunications services of the population as well as to reaching the targets established in the PGMU (Universalization Targets General Plan) of Anatel in advance. Another objective, not less important, was to improve the quality and availability of the services in offer. In that sense, the investments were aimed to infrastructure modernization and digitalization of the network, preparing the Company to operate in a competitive environment.

In the following chart, we show the investments made by Telesp (fixed and long distance) during last year, as of December 31, 2001

	Million of R$	%
Operating investments **(a)**	648.2	14.3
Telephone equipment		
Switched central offices	928.3	20.5
Transmission	736.2	16.2
Infrastructure	99.6	2.2
External network	1,310.4	28.9
Others	673.1	14.4
Long distance	135.9	3.0
Total investments	**4,531.7**	**100.0**

(a) Operating investments include power and energy equipment and those for operational and technical support.

7. Corporate Restructure

The corporate restructure plan began in November 1999 with the incorporation of Companhia Telefônica da Borda do Campo (CTBC) into Telecomunicações de São Paulo S.A. – Telesp. After that, Telesp was incorporated by TelespPar, and the controlled SPT Participações S.A. merged into TelespPar, adopting a new name: Telecomunicações de São Paulo S/A. – Telesp.

The annual savings due to the restructure was estimated around R$ 25 millions, comprehending the reduction of costs related to the operations between companies, elimination of administrative redundancies, expenses with the publishing of financial statements, expenses with the independent auditing and with the open company register fee at the official agencies and at the stock exchange.

Continuing the Company restructuring program and aiming to rationalize operations between the companies, administrative redundancies, and a consequent cost reduction, the General Extraordinary Meeting approved on November 27, 2000, the merger of Centrais Telefônicas de Ribeirão Preto S.A. – Ceterp into Telesp.

On January 30, 2001, the Company had a partial spin off represented by the investments and interests in Telefónica Empresas S.A., resulting in a new company: Telefónica Data Brasil Holding S.A. The main objective of this operation was the segregation of the operating activities related to the switched package network.

With this operation, Telefónica Data Brasil Holding S.A. has as its objective to make the needed investments for the development of the operating activities related to the switched package network. This aims to leverage the strategic and competitive position of Telefónica Empresas S.A.

8- Ownership structure

Along the year 2001, the ownership structure of the controlling group suffered some modifications.

At the start of the year, Telefónica S.A. (TESA) had 30.30% of the common shares and 77.93% of the preferred shares of the Company. SP Telecomunicações Holding S.A. together with Tele Ibero Americana Ltda. (controlled by Telefónica Internacional S.A. – TISA) had 54.04% of the common shares and 9.19% of the preferred shares of the Company.

The ownership stake of Telefónica S.A. (TESA), resulted from the tender offer in exchange for BDRs (process that concluded on June 30, 2000), was transferred to Telefónica Internacional S.A. (TISA) on February 6, 2001. The reason of this transfer was to give continuity to the business reorganization, allowing the operating and management consolidation by business lines, according to is strategic and competitive position.

At the end of 2001, Telefónica Internacional S.A. (TISA) has 30.30% of the common shares and 79.68% of the preferred shares of the Company. SP Telecomunicações Holding S.A. together with Tele Ibero Americana Ltda. (controlled by Telefónica Internacional S.A. – TISA) have 54.04% of the common shares and 9.19% of the preferred shares of the Company.

Shareholding Position as of December 31, 2001

Telesp	Common	Preferred	Total
Controlling Group	140,040,795,800	291,819,562,080	431,860,357,880
	84.34%	**88.87%**	**87.35%**
Shares on Treasury 1/	719,366,993	11,014,010	730,381,003
	0.43%	**0.003%**	**0.15%**
Others	25,281,673,726	36,523,314,031	61,804,987,757
	15.23%	**11.12%**	**12.50%**
Total Number of Shares	**166,041,836,519**	**328,353,890,121**	**494,395,726,640**

1/ Due to the shareholding restructure, keeping in treasury for later annulment, according to the law.

SP Telecomunicações Holding S.A. Consortium

Company	Percentual
Telefónica Internacional S.A	96.52%
Telefónica S.A.	3.48%
Total	**100.00%**

On December 14th, 2001, Telefónica S.A. (TESA) and Iberdrola Group S.A. performed a share swap operation. Based on that, TESA received the shareholding participation that, directly and indirectly, Iberdrola S.A. owned at the controller holding company of the operator "Telecomunicações de São Paulo, S.A." (Telesp), representing 3.48% of "SP Telecomunicações Holding, S.A." stock capital. This procedure was executed after the proper authorization by Anatel was issued.

9. Capital Market

The Brazilian stock market performance in the year 2001 was influenced by several adverse events. These events were mainly originated abroad and were not directly related to the companies or their respective administrative structures.

Telesp shares began the year 2001 with the following quotation: R$ 17.55 (ON) and R$ 26.00 (PN). At the end of the year their values were: R$ 25.19 (ON) and R$ 31.55 (PN), with total volume of 5,363,900 (ON) and 24,587,700 (PN) per lot of 1,000 shares. It is worth noting that the exchange of the company shares by Telefônica BDR reduced the "free-float" significantly. Despite this fact, the shares had a good performance gaining 35.07% (ON) and 14.31% (PN), while the Bovespa index went down 11% in the same period.

At the New York Stock Exchange (NYSE), the ADRs (American Depositary Receipts) finished the year quoted at US$ 13.20 with a total volume of 6,931 thousand ADRs. The ADRs dropped 1.31% while the NYSE fell 7.1%.

10. Interest on the Company's Net Worth

From December 21, 2001 on, the Company paid dividends regarding the 1999 fiscal year to Telesp shareholders as of March 3, 2000 an amount of R$ 0.136421. It also paid interests on company's own capital related to the 2nd quote of the 1999 fiscal year to the former Telesp Participações S.A. (TelespPar) shares, on the gross value of R$ 1.371319 and on the net value of R$ 1.165621, and to the former CTBC/Telesp shares, incorporated and extinguished, on the gross value of R$ 0.342829 and on the net value of R$ 0.291405.

On the same date, the Company paid interests on company's own capital related to the 1st quote of the 2000 fiscal year to Telesp shares, on the gross value of R$ 0.835724 and on the net value of R$ 0.710365, and to the former Ceterp shares, incorporated and extinguished, on the gross value of R$ 0.069643 and on the net value of R$ 0.059197.

The Company's Management approved in December 2001, "ad referendum" of the General Shareholders' Meeting, the payment of interests on the Company's own capital in accordance with Article 9 of Law 9.249/95 and Edict No. 207/96 of the CVM (the Brazilian Securities and Exchange Commission) for a total of R$ 1,060,392,000.00, as income tax retention, resulting in net interests of R$ 901,333,000.00.

The total gross value of interests on the Company's own capital, per lot of 1,000 shares, is R$ 2.147997645. Interest on the Company's own capital is subject to a 15% withholding tax, except for those entities that are income tax exempt, resulting in the following net value of R$ 1.825797998 per lot of 1,000 shares.

The corresponding credit will be registered on the Company's accounting records on December 31, 2001, individually to each shareholder, based on their shareholding position as of December 31, 2001. A payment date will be decided at the Company's General Shareholders' Meeting.

On December 31, 2001, it was reverted the balance of the Special Reserve for Dividends, constituted in the 2000 exercise, on the amount of R$ 346,247,000, for the payment until the end of the 2002 exercise, in benefit of those shareholders with a shareholding position on December 31, 2000 (ICNW). Likewise, it was set a new Special Reserve for Dividends payment, on the amount of R$ 346,247,000, related to the declared dividends based on the balance ended on 12/31/2001. The aim is to assure the economical-financial balance of the Company.

11. Telefónica Foundation

On January 1999, Telecomunicações de São Paulo S.A., Telesp, together with Telesudeste Celular Participações S.A. and Telefónica Foundation from Spain inaugurated the Telefónica Foundation. The Foundation has the mission to contribute in the improvement of the quality of life of the lower end population within the regions that the Company operates in, supporting the companies of the Telefónica Group in their social responsibility duties.

During the year of 2001, the Foundation consolidated its operating strategy, investing in programs and projects dedicated to children and young people. It privileges the application of telecommunications and information technology to social projects. Additionally, it invested in projects for impaired people, programs for people in situations of personal or social risk, and in cultural projects based in the telecommunications expertise of Telesp.

More than 330 public schools within the state of São Paulo, 66 municipal public libraries and 17 public telecenters were connected to the broad band Internet.

12. Perspectives and Future Plans

Telefónica, after achieving the targets for the universalization, consolidated its large footprint, serving its clients with quality and efficiency within the state of São Paulo. To increase the satisfaction level of its customers, Telefónica will develop services available to all its large installed network, while offering more value for current and future customers.

Another important point resulting from the anticipation of the Anatel's targets will be the opportunity to extend into other concession areas of the country. Telefónica understands that it will be possible to serve the new markets with a wide range of services providing the same quality and competence already available in the state of São Paulo.

Telefónica is working with people, methodologies and processes focused on the identification and development of new opportunities in order to guarantee profitability and, mainly, quality of implementation.

13. Acknowledgement

Finally, the management of Telecomunicações de São Paulo S/A – Telesp thanks all the shareholders, clients, suppliers and financial institutions for their support and trust, and especially to the employees, for their dedication and effort. Thanks to our people, we managed to achieve the results presented hereby.

Telecomunicações de São Paulo S.A. - Telesp

Financial Statements Together with
Report of Independent Public Accountants

December 31, 2001 and 2000

Report of Independent Public Accountants

(*Translation of the report originally issued in Portuguese.*
See Note 33 to the financial statements.)

To the Management and Shareholders of

Telecomunicações de São Paulo S.A. - Telesp:

(1) We have audited the individual (Company) and consolidated balance sheets of TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP (a Brazilian corporation) and ubsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial positions of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

São Paulo, January 30, 2002

ARTHUR ANDERSEN S/C

Taiki Hirashima
Engagement Partner

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

A S S E T S

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS	3,605,374	2,733,923	3,665,493	2,859,630
Cash and cash equivalents	202,614	39,781	206,298	97,036
Trade accounts receivable, net	1,758,603	1,570,485	1,781,382	1,618,507
Deferred and recoverable taxes	1,060,811	697,139	1,074,054	701,301
Other recoverable amounts	38,183	113,885	38,753	114,522
Loans and marketable securities	2,108	1,777	2,108	1,777
Inventories	434,032	200,737	454,624	215,511
Other	109,023	110,119	108,274	110,976
NONCURRENT ASSETS	1,315,427	1,136,727	1,324,051	1,116,654
Deferred and recoverable taxes	954,439	1,000,292	963,449	1,002,468
Loans and marketable securities	28,922	28,302	28,922	28,302
Other recoverable amounts	144,349	67,186	144,374	67,186
Amounts for capitalization	84,905	84	84,905	84
Other	102,812	40,863	102,401	18,614
PERMANENT ASSETS	17,879,171	16,008,299	17,838,369	16,002,624
Investments	186,168	333,715	142,193	128,243
Property, plant and equipment, net	17,512,039	15,517,114	17,515,212	15,715,327
Deferred charges	180,964	157,470	180,964	159,054
Total assets	22,799,972	19,878,949	22,827,913	19,978,908

The accompanying notes are an integral
part of these balance sheets.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT LIABILITIES	6,090,588	4,321,460	6,125,558	4,440,234
Payroll and related charges	93,960	98,915	94,399	107,064
Accounts payable and accrued expenses	1,274,621	1,532,636	1,277,457	1,589,077
Indirect taxes	443,402	284,349	445,784	293,589
Taxes on income	135,070	53,178	135,586	53,321
Profit participation	1,108,948	1,046,407	1,109,296	1,051,990
Loans and financing	2,608,736	1,158,514	2,636,228	1,193,776
Reserve for contingencies	7,882	6,449	7,882	6,449
Other	417,969	141,012	418,926	144,968
LONG-TERM LIABILITIES	2,008,435	1,091,443	2,001,406	1,072,628
Taxes on income	43,773	144,537	43,800	144,537
Loans and financing	1,367,804	704,584	1,367,804	704,584
Reserve for contingencies	374,679	167,042	374,679	167,042
Other	222,179	75,280	215,123	56,465
SHAREHOLDERS' EQUITY	14,699,323	14,464,420	14,699,323	14,464,420
Capital	5,640,184	5,847,983	5,640,184	5,847,983
Capital reserves	2,743,176	2,742,268	2,743,176	2,742,268
Income reserves	763,551	684,380	763,551	684,380
Retained earnings	5,552,412	5,189,789	5,552,412	5,189,789
FUNDS FOR CAPITALIZATION	1,626	1,626	1,626	1,626
total liabilities and shareholders' equity	22,799,972	19,878,949	22,827,913	19,978,908

The accompanying notes are an integral part of these balance sheets.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
GROSS OPERATING REVENUE	12,119,180	9,598,014	12,198,987	9,820,879
Telecommunication services/sales revenue	12,119,180	9,598,014	12,198,987	9,820,879
Revenue deductions	(3,136,102)	(2,460,551)	(3,150,139)	(2,511,196)
NET OPERATING REVENUE	8,983,078	7,137,463	9,048,848	7,309,683
Cost of services provided and of sales	(4,818,320)	(4,044,446)	(4,865,254)	(4,142,002)
GROSS PROFIT	4,164,758	3,093,017	4,183,594	3,167,681
OPERATING (EXPENSE) INCOME:	(1,879,708)	(1,106,708)	(1,900,034)	(1,224,378)
Selling	(800,680)	(548,268)	(815,617)	(572,221)
General and administrative	(801,461)	(644,364)	(826,715)	(667,754)
Investment gains (losses)	(21,330)	82,759	4,540	14,598
Other, net	(256,237)	3,165	(262,242)	999
INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	2,285,050	1,986,309	2,283,560	1,943,303
Financial expense, net	(1,385,307)	(970,528)	(1,396,130)	(972,795)
INCOME FROM OPERATIONS	899,743	1,015,781	887,430	970,508
Nonoperating income (expense), net	(16,850)	(14,719)	(16,828)	68,055
INCOME BEFORE TAXES, PROFIT SHARING AND MINORITY INTEREST	882,893	1,001,062	870,602	1,038,563
Income and social contribution taxes	(282,776)	(295,385)	(269,453)	(330,365)
Employees' profit sharing	(84,204)	(54,978)	(85,236)	(56,144)
Minority interest	-	-	-	(1,360)
Reversal of interest on capital	1,060,392	819,368	1,060,392	819,368
NET INCOME	1,576,305	1,470,067	1,576,305	1,470,062
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	494,395,727	494,395,727		
EARNINGS PER THOUSAND SHARES - R$	3.19	2.97		

The accompanying notes are an integral part of these statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

		Capital reserves			Income reserves			
	Capital	Share premium	Investment grants	Other capital reserves	Legal reserve	Special reserve for dividends	Retained earnings	Total
BALANCES DECEMBER 31, 1999	5,709,195	2,708,337	311	188	264,985	494,704	4,599,543	13,777,263
Capital increase on August 29, 2000:								
Funds for capitalization	133,176	83,927	-	-	-	-	-	217,103
Shareholders' funds	8	5	-	-	-	-	-	13
Reversal of income tax on interest on capital - tax exempt	-	-	-	-	-	9,291	-	9,291
Reduction for insufficiency in issue of shares	-	(33,443)	-	-	-	-	-	(33,443)
Investment grants	-	-	1,026	-	-	-	-	1,026
Public offering of shares	-	(76)	-	-	-	-	-	(76)
Transfer of Ceterp net assets	5,604	-	-	-	-	-	-	5,604
Dissident shareholders of CTBC	-	(18,007)	-	-	-	-	-	(18,007)
Unclaimed dividends	-	-	-	-	-	-	13,050	13,050
Net income	-	-	-	-	-	-	1,470,067	1,470,067
Reversal of reserve for dividends	-	-	-	-	-	(503,995)	-	(503,995)
Proposed allocation of income:								
Legal reserve	-	-	-	-	73,503	-	(73,503)	-
Interest on capital	-	-	-	-	-	345,892	(696,463)	(350,571)
Income tax on interest on capital	-	-	-	-	-	-	(122,905)	(122,905)
BALANCES DECEMBER 31, 2000	5,847,983	2,740,743	1,337	188	338,488	345,892	5,189,789	14,464,420

		Capital reserves			Income reserves			
	Capital	Share premium	Investment grants	Other capital reserves	Legal reserve	Special reserve for dividends	Retained earnings	Total
BALANCES DECEMBER 31, 2000	5,847,983	2,740,743	1,337	188	338,488	345,892	5,189,789	14,464,420
Capital decrease from spin-off - Telefônica Data Brasil Holding S.A.	(207,799)	-	-	-	-	-	-	(207,799)
Addition to special reserve for dividends	-	-	-	-	-	356	-	356
Investment grants	-	-	1,702	-	-	-	-	1,702
Public offering of shares	-	(794)	-	-	-	-	-	(794)
Unclaimed dividends	-	-	-	-	-	-	22,070	22,070
Adjustments to retained earnings:								
Post-retirement benefit plans accruals - CVM Instruction No. 371 of December 13, 2000	-	-	-	-	-	-	(144,096)	(144,096)
Income and social contribution taxes on post-retirement benefit plans accruals	-	-	-	-	-	-	47,551	47,551
Net income	-	-	-	-	-	-	1,576,305	1,576,305
Reversal of reserve for dividends	-	-	-	-	-	(346,248)	-	(346,248)
Proposed allocation of income:								
Legal reserve	-	-	-	-	78,815	-	(78,815)	-
Interest on capital	-	-	-	-	-	346,248	(901,333)	(555,085)
Income tax on interest on capital	-	-	-	-	-	-	(159,059)	(159,059)
BALANCES DECEMBER 31, 2001	5,640,184	2,739,949	3,039	188	417,303	346,248	5,552,412	14,699,323

The accompanying notes are an integral part of these statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
SOURCES OF FUNDS:				
From operations-				
Net income	1,576,305	1,470,067	1,576,305	1,470,062
Minority interest	-	-	-	1,360
Items not affecting working capital	2,719,279	2,060,779	2,692,846	2,075,440
Depreciation and amortization of property, plant and equipment and deferred charges	2,343,047	1,946,026	2,343,529	1,978,848
Monetary and exchange variations on noncurrent items, net	218,872	75,862	218,872	81,187
Equity in subsidiaries, net of dividends	22,364	(69,092)	(4,540)	(14,598)
Disposal of permanent assets	39,369	3,019	39,358	(80,263)
Provision for contingencies	64,890	73,096	64,890	78,398
Amortization of goodwill - investment	32,043	31,868	32,043	31,868
Other	(1,306)	-	(1,306)	-
Funds provided by operations	4,295,584	3,530,846	4,269,151	3,546,862
Increase in long-term liabilities	866,939	159,323	868,252	140,978
Taxes	40	92,066	68	92,066
Loans and financing	673,493	-	673,493	-
Payable to related companies	48,187	32,614	49,554	14,269
Post-retirement benefit plans accruals - CVM Instruction No. 371 of December 13, 2000	144,178	-	144,096	-
Other	1,041	34,643	1,041	34,643
Increase in funds for capitalization/capital	-	250,572	-	250,572
Other sources	1,114,636	1,486,731	1,117,230	1,418,254
Spin-off - Telefônica Data Brasil Holding S.A.	207,799	-	207,799	-
Investment grants, net of taxes on income	1,702	1,026	1,702	1,031
Transfer from noncurrent to current assets	434,059	848,397	436,305	870,996
Transfer of property, plant and equipment to capitalizable amounts	94,505	105,895	94,505	-
Proceeds from sale of property, plant and equipment and investments	7,897	26,887	8,056	176,277
Working capital merged	-	135,319	-	-
Unclaimed dividends	22,070	13,050	22,070	13,050
Income tax on interest on capital	356	9,291	356	9,291
Special reserve for dividends	346,248	345,892	346,248	345,892
Other	-	974	189	1,717
Total sources	6,277,159	5,427,472	6,254,633	5,356,666

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
USES OF FUNDS:				
Increase in noncurrent assets	619,053	35,613	631,584	45,290
Increase in permanent assets	4,602,656	4,289,958	4,545,398	4,191,690
Investments	68,681	311,024	9,600	104,738
Property, plant and equipment	4,478,437	3,978,934	4,480,260	4,085,354
Deferred charges	55,538	-	55,538	1,598
Other uses of funds	1,953,127	1,882,813	1,957,112	1,895,693
Reversal of reserve for dividends	346,248	503,995	346,248	503,995
Interest on capital	1,060,392	819,368	1,060,392	819,368
Adjustment to retained earnings - post-retirement benefit plans accruals	96,545	-	96,545	-
Transfer for capital increase	-	217,116	-	217,116
Reduction for share acquisition	-	33,443	-	33,443
Treasury shares - capital reserve - dissident shareholders of CTBC	-	18,007	-	18,007
Working capital merged	-	-	-	6,340
Transfer from long-term to current liabilities	241,349	290,806	243,690	297,097
Capital decrease from spin-off of Telefônica Data Brasil Holding S.A.	207,799	-	207,799	-
Other	794	78	2,438	327
Total uses	7,174,836	6,208,384	7,134,094	6,132,673
DECREASE IN WORKING CAPITAL	(897,677)	(780,912)	(879,461)	(776,007)
REPRESENTED BY:				
Current assets-				
Beginning of year	2,733,923	2,144,217	2,859,630	2,146,245
End of year	3,605,374	2,733,923	3,665,493	2,859,630
	871,451	589,706	805,863	713,385
Current liabilities-				
Beginning of year	4,321,460	2,950,842	4,440,234	2,950,842
End of year	6,090,588	4,321,460	6,125,558	4,440,234
	1,769,128	1,370,618	1,685,324	1,489,392
DECREASE IN WORKING CAPITAL	(897,677)	(780,912)	(879,461)	(776,007)

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS AND BACKGROUND

a. Formation of the Company, its Controlling Shareholders and Restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar) ("TelespPar"), denominated as "Company" or "Telesp", was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of TELEBRÁS.

On July 29, 1998, the Federal Government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A. - Telesp and Companhia Telefônica da Borda do Campo - CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A. - TBS, a consortium controlled by Telefónica Internacional S.A. - TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. ("SPT") now holds TelespPar's controlling shares. On November 30, 1999, as previously approved by the National Telecommunications Agency (ANATEL), the Brazilian telecommunication regulatory agency, TelespPar's restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp; (ii) merger of Telesp into TelespPar; and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A. - Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for BDRs (Brazilian Depositary Receipts) representing shares of Telefónica S.A. was concluded. As a result of this public offering and subsequent changes, on December 31, 2001, Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on Brazil's principal stock exchanges. The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depositary Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

b. The Telecommunications Services Subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal Government concession, which will expire on December 31, 2005, renewable for another period of 20 years.

Due to the corporate restructuring mentioned above on November 30, 1999 and the extinction of the subsidiaries Telesp and CTBC, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed; its business is to provide technical assistance services.

On December 22, 1999, the Company acquired from the Municipality of Ribeirão Preto, in a public auction, the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A. - Ceterp ("Ceterp"), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and through fixed assets related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company's net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements as of December 31, 2001 and 2000 were prepared in accordance with accounting practices emanating from Brazilian corporate law, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by CVM.

a. Financial Statements - Company

(i) In 2001, the statements of income and changes in financial position include specific operations of the Company.

(ii) In 2000, the statements of income and changes in financial position include specific operations of the Company for the year and its operations as a service provider previously recorded by the subsidiary Ceterp, starting December 1, 2000.

b. Financial Statements - Consolidated

(i) *In 2001, include the balances and transactions of the subsidiaries* Assist Telefônica S.A. *and* Aliança Atlântica Holding B.V.

(ii) In 2000, include the balances and transactions of the subsidiaries Assist Telefônica S.A., Aliança Atlântica Holding B.V., Centrais Telefônicas de Ribeirão Preto S.A. - Ceterp (merged on November 30, 2000) and Telefônica Empresas S.A. (spun-off on January 30, 2001).

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

Differences between net income of the Company and consolidated for the year ended December 31, 2000 are not relevant and are due to transactions recorded in the shareholders' equity of the subsidiaries and reflected in the income of the Company, through equity pick-up, but not presented in consolidated income.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and Cash Equivalents--Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. These investments are meant to be held until maturity and are recorded at cost, plus income accrued to the balance sheet date.

(b) Trade Accounts Receivable--Telecommunication services accounts receivable are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. The allowance for doubtful accounts is based on amounts considered unrecoverable.

(c) Foreign Currency Transactions--Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

(d) Inventories--Stated at average acquisition cost, net of allowance for reduction in market value, and segregated into network expansion and maintenance/sale inventories. Inventories for use in network expansion are classified as "Construction in progress" under "Property, plant and equipment". Inventories for resale or maintenance are classified as "Inventories" in current assets.

(e) Investments--Investments in subsidiaries are carried under the equity method. In the consolidated financial statements, all subsidiaries are consolidated. Other investments are recorded at cost, less a reserve for probable losses, when considered necessary.

(f) Property, Plant and Equipment--Stated at acquisition and/or construction cost, less accumulated depreciation.

Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income, as incurred.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the public telecommunications service regulations. The principal depreciation rates are shown in Note 18.

(g) Deferred Charges--Represented by preoperating costs stated at acquisition cost for which amortization will occur after the beginning of the operations, and by merged goodwill, being amortized over a period of five years.

(h) Accrued Vacations--Amounts related to vacations due to employees are accrued in proportion to the period the employee is entitled to vacation.

(i) Income and Social Contribution Taxes--Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization.

(j) Reserve for Contingencies--Updated to the balance sheet date based on the probable amount of the loss, taking into consideration the nature of each contingency. The bases and nature of the reserves are described in Note 25.

(k) Revenue Recognition--Revenues related to services rendered are accounted for on the accrual basis. Revenues from public telephone tokens and prepaid card sales are recorded upon sale, as well as the related costs.

(l) Financial Income (Expense), Net--Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as results on hedge operations.

Interest on capital credited/charged is also included in this caption, and for financial statement purposes, the amounts to be paid are reversed to shareholders' equity, as a charge to retained earnings.

(m) Post-retirement Benefit Plans--The Company sponsors an entity that provides pension and other post-retirement benefits to employees through a multisponsored plan. Actuarial liabilities were calculated using the projected unit credit method, as provided by CVM Instruction No. 371/00. Other considerations related to these plans are described in Note 28.

(n) Employees' Profit Sharing--The Company recognized an accrual for employees' profit sharing which is subject to approval at the Annual Shareholders' Meeting.

(o) Derivatives--In exchange options, the premium paid is amortized over the period of validity of the contract, with temporary results recognized in the financial statements based on the expectation of continuation until maturity. The results and balances of derivative operations (exchange swaps and exchange options) are presented in Notes 7 and 26.

(p) Earnings per Thousand Shares--Calculated based on the number of shares outstanding at the balance sheet date.

4. OPERATING REVENUE, NET

	Company		Consolidated	
	2001	2000	2001	2000
Monthly changes	3,205,500	2,214,908	3,205,500	2,252,761
Installation	242,858	171,294	242,858	171,665
Local service	2,439,430	2,071,803	2,439,430	2,110,817
Domestic long distance	3,714,981	2,967,461	3,714,981	3,016,641
Intraregional	1,208,827	1,038,957	1,208,827	1,056,523
Interregional	2,506,154	1,928,504	2,506,154	1,960,118
Use of network	1,378,209	1,198,720	1,378,209	1,229,369
Public telephone	175,948	202,643	175,948	208,944
Business communication	372,127	351,009	372,127	365,465
Sales revenue	-	-	50,323	29,342
Other	590,127	420,176	619,611	435,875
Gross operating revenue	12,119,180	9,598,014	12,198,987	9,820,879
Taxes on gross revenue	(3,107,138)	(2,361,401)	(3,121,175)	(2,412,015)
Discounts	(28,964)	(99,150)	(28,964)	(99,181)
Net operating revenue	8,983,078	7,137,463	9,048,848	7,309,683

On June 21, 2001, through Notices No. 17,149 and No. 17,150, the National Telecommunications Agency (ANATEL) approved tariff adjustments for fixed-switch telephone service (STFC), according to criteria established in the local and domestic long-distance concession contracts, effective June 24, 2001. The local basic plan had an average increase of 10.4%, including the productivity gain of 0.41%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 7.75%, including the productivity gain of 2.8%, as established in the concession contract. The net amounts of other STFC services and products were adjusted 10.9% on average.

On June 19, 2000, through Notices No. 9,444, No. 9,445 and No. 9,447, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), according to criteria established in the local and domestic long-distance concession contracts, effective June 22, 2000. The local basic plan had an average increase of 14.2%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 11.9%, including the productivity gain of 2%, as established in the concession contract.

5. COST OF SERVICES PROVIDED AND OF SALES

	Company		Consolidated	
	2001	2000	2001	2000
Depreciation and amortization	2,208,643	1,845,679	2,208,643	1,878,026
Personnel	193,277	326,632	195,369	339,340
Materials	53,987	70,406	54,263	85,287
Outside services	2,257,546	1,698,036	2,273,821	1,733,653
Products sold	-	-	28,140	14,089
Other	104,867	103,693	105,018	91,607
Total	4,818,320	4,044,446	4,865,254	4,142,002

6. OTHER OPERATING (EXPENSE) INCOME, NET

	Company		Consolidated	
	2001	2000	2001	2000
Income	313,231	203,991	307,923	213,151
Technical and administrative services	24,575	6,499	16,549	10,362
Income from supplies	24,827	17,095	24,827	17,151
Dividends	1,853	10	1,853	10
Fines on telecommunication services	98,627	69,823	98,652	70,718
Recovered expenses	51,261	21,936	53,954	25,833
Reversal of reserve for contingencies	32,766	3,498	32,766	3,674
Other	79,322	85,130	79,322	85,403
Expenses	(569,468)	(200,826)	(570,165)	(212,152)
Supplies	(7,858)	(14,784)	(7,948)	(14,808)
Goodwill amortization - Ceterp	(32,043)	(31,868)	(32,043)	(31,868)
Donations and sponsorships	(12,446)	(10,321)	(12,463)	(10,565)
Taxes (other than on income)	(109,115)	(6,214)	(109,703)	(6,850)
Provision for contingencies	(103,172)	(61,869)	(103,172)	(64,044)
Commissions on voice and data communication services (a)	(83,211)	-	(83,211)	-
Other (b)	(221,623)	(75,770)	(221,625)	(84,017)
Net	(256,237)	3,165	(262,242)	999

(a) Commissions to Telefônica Empresas S.A.

(b) Includes approximately R$53,000 resulting from negotiations concluded during 2001 with telecommunication concessionaire companies relating to interconnection services.

7. FINANCIAL INCOME (EXPENSE), NET

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Financial income	681,352	145,255	694,380	150,217
Income from temporary cash investments	34,211	18,501	34,213	21,305
Gains on hedge operations	544,675	65,566	557,624	65,798
Other	84,913	56,893	84,990	58,726
Monetary/exchange variations	17,553	4,295	17,553	4,388
Financial expenses	(2,066,659)	(1,115,783)	(2,090,510)	(1,123,012)
Interest on capital	(1,060,392)	(819,368)	(1,060,392)	(819,368)
Interest on liabilities	(290,484)	(127,973)	(294,637)	(133,787)
Losses on hedge operations	(365,495)	(31,045)	(366,851)	(31,045)
Expenses on financial transactions	(55,932)	(40,207)	(56,719)	(40,861)
Monetary/exchange variations	(294,356)	(97,190)	(311,911)	(97,951)
Net	(1,385,307)	(970,528)	(1,396,130)	(972,795)

The entire effect of the Brazilian real's devaluation versus the U.S. dollar as of December 31, 2001 is included in monetary/exchange variations.

8. NONOPERATING INCOME (EXPENSE), NET

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Income	31,211	38,821	31,382	188,290
Proceeds from sale of permanent assets	9,202	29,195	9,362	30,021
Sale of investment	249	-	249	148,564
Fines	17,499	6,244	17,511	6,244
Other	4,261	3,382	4,260	3,461
Expenses	(48,061)	(53,540)	(48,210)	(120,235)
Cost of permanent asset disposals	(47,266)	(32,214)	(47,414)	(34,022)
Cost of investment sold	-	-	-	(64,300)
Fines	(36)	(7,507)	(36)	(7,508)
Other	(759)	(13,819)	(760)	(14,405)
Net	(16,850)	(14,719)	(16,828)	68,055

In accordance with the rules applicable to the Brazilian telecommunication market, on November 27, 2000, Ceterp and Telesp Celular concluded the purchase and sale transaction of Ceterp Celular. The amount paid by Telesp Celular was R$148,564. The book value of the investment was R$64,300. This transaction resulted in a nonoperating gain of R$84,264.

9. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Reconciliation of Tax Charge to the Standard Tax Rates

The table below is a reconciliation of the reported tax charge and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2001 and 2000. Taxes on temporary items were calculated by applying the same 34% rate.

	Company	
	2001	2000
Income before taxes and profit sharing	882,893	1,001,062
Employees' profit sharing	(84,204)	(54,978)
Income after profit sharing	798,689	946,084
Social contribution tax:		
Charge	(71,882)	(85,148)
Permanent differences-		
Equity in subsidiaries	(1,919)	7,448
Other	(2,149)	(1,605)
Social contribution tax charge in the statement of income	(75,950)	(79,305)
Income tax:		
Charge	(199,672)	(236,521)
Permanent differences-		
Equity in subsidiaries	(5,333)	19,628
Other	(1,821)	813
Income tax charge in the statement of income	(206,826)	(216,080)
Total (income and social contribution taxes)	(282,776)	(295,385)

	Consolidated	
	2001	2000
Income before taxes and profit sharing	870,602	1,038,563
Employees' profit sharing	(85,236)	(56,144)
	-----------	-----------
Income after profit sharing	785,366	982,419
	-----------	-----------
Social contribution tax:		
Charge	(70,683)	(88,418)
Permanent differences-		
Equity in subsidiaries	-	1,315
Other	(1,740)	(1,552)
	-----------	-----------
Social contribution tax charge in the statement of income	(72,423)	(88,655)
	-----------	-----------
Income tax:		
Charge	(196,341)	(245,605)
Permanent differences-		
Equity in subsidiaries	1,135	2,589
Other	(1,824)	(1,288)
Other items-		
Incentives (cultural, meals and transportation)	-	2,594
	-----------	-----------
Income tax charge in the statement of income	(197,030)	(241,710)
	-----------	-----------
Total (income and social contribution taxes)	(269,453)	(330,365)
	======	======

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 12 and 22, respectively.

10. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2001	2000	2001	2000
Cash and banks	7,693	10,012	10,114	15,989
Temporary cash investments	194,921	29,769	196,184	81,047
	-----------	---------	-----------	---------
	202,614	39,781	206,298	97,036
	======	=====	======	=====

11. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated	
	2001	2000	2001	2000
Unbilled	659,702	510,431	659,702	522,264
Billed	1,400,678	1,202,226	1,429,468	1,238,513
Gross accounts receivable	2,060,380	1,712,657	2,089,170	1,760,777
Allowance for doubtful accounts	(301,777)	(142,172)	(307,788)	(142,270)
Total	1,758,603	1,570,485	1,781,382	1,618,507
Current	1,189,155	1,098,278	1,217,946	1,146,398
Past due - 1 to 30 days	310,426	283,979	310,426	283,979
Past due - 31 to 60 days	92,400	58,951	92,400	58,951
Past due - 61 to 90 days	41,594	37,439	41,594	37,439
Past due - 91 to 120 days	26,046	26,238	26,046	26,238
Past due - more than 120 days	400,759	207,772	400,758	207,772
Total	2,060,380	1,712,657	2,089,170	1,760,777

The Company has balances receivable and payable under negotiation with Embratel. In August 2001, an agreement was entered into between the parties, defining an arbitrage process to be concluded during 2002. Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. Amounts receivable under discussion with Embratel are shown as current in the table above, amounting to R$68,258 as of December 31, 2001.

12. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	2001	2000	2001	2000
Income tax withheld at source	123,274	11,497	125,904	11,541
Prepaid income tax	158,619	171,972	158,718	171,972
Prepaid social contribution tax	72,469	57,253	72,505	57,253
Tax loss carryforward credits	155,438	201,531	162,063	202,513
Social contribution tax loss credits	55,705	72,218	58,090	72,575
Tax credit from corporate restructuring	754,902	1,026,507	754,902	1,026,507
Deferred taxes	367,901	144,649	372,914	145,681
Reserve for contingencies	97,470	65,031	97,470	65,868
Post-retirement benefit plans	47,579	-	47,579	-
Other temporary differences	222,852	79,618	227,865	79,813
State VAT	326,942	10,694	329,723	14,026
Other	-	1,110	2,684	1,701
Total	2,015,250	1,697,431	2,037,503	1,703,769
Current	1,060,811	697,139	1,074,054	701,301
Noncurrent	954,439	1,000,292	963,449	1,002,468

Deferred Income and Social Contribution Taxes

The Company has assets of R$211,143, representing income and social contribution tax loss carryforwards of R$621,753 and R$618,944 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, the tax losses can be offset against future taxable profits, up to the annual limit of 30% of these future profits. Therefore, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable profit of R$2,072,510 and R$2,063,147, respectively.

Considering that the Company is amortizing goodwill on the acquisition of an investment (which became tax deductible upon the corporate restructuring in October 1999) and considering the possibility of deducting, for tax purposes, interest on capital as a return to the shareholders, the expectation of generating taxable profit in an amount sufficient to offset the tax loss is over three years.

As discussed in the notes to the financial statements as of December 31, 2000, the corporate restructuring was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company's future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company's corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit, the balances of which are as follows:

	Company and Consolidated	
	2001	2000
Goodwill	2,263,374	3,062,212
Reserve	(1,508,472)	(2,035,705)
Net	754,902	1,026,507
Goodwill amortization	798,838	798,837
Reversal of reserve	(527,233)	(525,235)
Tax credit	(271,605)	(273,602)
Effect on income	-	-

As shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, had no effect on net income and, consequently, on the calculation basis for mandatory minimum dividends.

For a better presentation of the Company's financial position and results of operations in the financial statements, the net amount of R$754,902 (R$1,026,507 as of December 31, 2000) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$271,605 as of December 31, 2001 and 2000) and noncurrent assets (R$483,297 as of December 31, 2001 and R$754,902 as of December 31, 2000), under the caption "Deferred and recoverable taxes". Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

13. LOANS AND MARKETABLE SECURITIES

	Company		Consolidated	
	2001	2000	2001	2000
Repassed loans in foreign currency	4,068	3,573	4,068	3,573
Tax incentives, net of allowance	20,771	20,771	20,771	20,771
Amounts linked to National Treasury securities	6,187	5,732	6,187	5,732
Other	4	3	4	3
Total	31,030	30,079	31,030	30,079
Current	2,108	1,777	2,108	1,777
Noncurrent	28,922	28,302	28,922	28,302

14. OTHER RECOVERABLE AMOUNTS

	Company		Consolidated	
	2001	2000	2001	2000
Advances to employees	9,319	10,219	9,430	10,848
Advances to suppliers	1,350	28,333	1,790	28,333
Escrow deposits	144,182	116,552	144,207	116,552
Other advances	25,001	24,935	25,001	24,942
Other	2,680	1,032	2,699	1,033
Total	182,532	181,071	183,127	181,708
Current	38,183	113,885	38,753	114,522
Noncurrent	144,349	67,186	144,374	67,186

15. INVENTORY OF MATERIALS

	Company		Consolidated	
	2001	2000	2001	2000
Consumable stores	203,977	198,514	204,050	200,228
Resale items	226,269	-	246,811	3,692
Scrap	1,168	1,287	1,168	1,287
Public telephone prepaid cards	3,490	1,808	3,490	1,808
Imports in transit	-	-	-	9,368
Allowance for reduction to market value	(872)	(872)	(895)	(872)
Total	434,032	200,737	454,624	215,511

16. OTHER ASSETS

	Company		Consolidated	
	2001	2000	2001	2000
Prepaid expenses	79,929	13,688	79,935	13,690
Receivables from related companies	97,043	52,600	95,516	30,351
Other	34,863	84,694	35,224	85,549
Total	211,835	150,982	210,675	129,590
Current	109,023	110,119	108,274	110,976
Noncurrent	102,812	40,863	102,401	18,614

17. INVESTMENTS

	Company		Consolidated	
	2001	2000	2001	2000
In subsidiaries carried under the equity method	94,036	241,584	9,600	-
Aliança Atlântica Holding B.V.	41,272	37,747	-	-
Assist Telefônica S.A.	43,164	9,972	-	-
Telefônica Empresas S.A.	-	193,865	-	-
Companhia AIX de Participações	9,600	-	9,600	-
Investments carried at cost	92,132	92,131	132,593	128,243
Portugal Telecom	75,362	75,362	115,823	111,474
Other companies	35,722	35,736	35,722	35,736
Other investments	3,360	3,360	3,360	3,360
Tax incentives	77,934	77,934	77,934	77,934
Allowance for losses	(100,246)	(100,261)	(100,246)	(100,261)
Total	186,168	333,715	142,193	128,243

The principal financial information on the subsidiaries, as of December 31, 2001 and 2000, is as follows:

	2001			2000		
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Aliança Atlântica	Assist Telefônica	Telefônica Empresas
Capital	82,544	69,027	30,000	73,670	10,000	198,286
Retained earnings (accumulated deficit)	-	(25,863)	-	1,824	(28)	(4,421)
Shareholders' equity	82,544	43,164	30,000	75,494	9,972	193,865
Number of subscribed shares	88,148	94,000	9,600	88,148	10,000	198,286
Number of unpaid shares	-	(24,974)	-	-	-	-
Number of paid-up shares	88,148	69,026	9,600	88,148	10,000	198,286
Number of shares owned	44,074	69,026	9,600	44,074	10,000	198,286
Common	44,074	69,026	9,600	44,074	10,000	198,286
Ownership:						
Common - %	50	100	32	50	100	100
Total - %	50	100	32	50	100	100

The equity pick-up of the Company is as follows:

	2001	2000
Ceterp	-	74,793
Aliança Atlântica	4,560	12,333
Assist Telefônica	(25,890)	54
Telefônica Empresas	-	(4,421)
Total	(21,330)	82,759

On August 3, 2000, a wholly-owned subsidiary Telefônica Empresas S.A. was formed, in order to provide packet-switched data network services. On November 24, 2000, the Company made a capital increase in its wholly-owned subsidiary, in cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

Net operating revenue and net loss for the period ended December 31, 2000 of Telefônica Empresas S.A. were R$9,267 and R$4,421, respectively.

On January 30, 2001, as a result of a spin-off of the Company's net assets, Telefônica Data Brasil Holding S.A. was formed, and the spun-off amount represented the investment in Telefônica Empresas S.A. The book value was based on an appraisal report prepared by a specialized company, in accordance with the provisions of corporate law, as of December 31, 2000, represented by:

Investment as of December 31, 2000	193,865
Accounts receivable from Telefônica Empresas S.A.	13,934
Spun-off amount	207,799

On November 20, 2001, the Company subscribed part of the capital increase of Companhia AIX de Participações, contributing R$9,600 (see Note 18 for information on this investment).

18. PROPERTY, PLANT AND EQUIPMENT, NET

		Company					
		2001			2000		
	Annual depreciation rates (%)	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		33,267,251	(17,295,123)	15,972,128	27,971,198	(15,580,680)	12,390,518
Switching and transmission equipment	12.50	13,585,220	(7,725,725)	5,859,495	11,890,812	(7,125,596)	4,765,216
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00 and 20.00	10,657,767	(5,861,990)	4,795,777	8,342,919	(5,175,239)	3,167,680
Underground and marine cables, poles and towers	5.00 to 6.67	343,687	(153,040)	190,647	310,015	(139,669)	170,346
Subscriber, public and booth equipment	12.50	1,337,998	(512,924)	825,074	974,049	(427,096)	546,953
Electronic data processing equipment	20.00	466,343	(282,652)	183,691	396,303	(221,492)	174,811
Buildings and underground cables	4.00	6,037,773	(2,537,197)	3,500,576	5,363,831	(2,321,967)	3,041,864
Vehicles	20.00	71,574	(62,361)	9,213	78,210	(70,108)	8,102
Land	-	239,024	-	239,024	224,687	-	224,687
Other assets	10 to 20	527,865	(159,234)	368,631	390,372	(99,513)	290,859
Construction in progress	-	1,539,911	-	1,539,911	3,126,596	-	3,126,596
Total		34,807,162	(17,295,123)	17,512,039	31,097,794	(15,580,680)	15,517,114
Average depreciation rates - %				10.24			9.99
Assets fully depreciated				7,326,853			6,712,959

		Consolidated					
		2001			2000		
	Annual depreciation rates (%)	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		33,270,918	(17,295,699)	15,975,219	28,095,283	(15,600,950)	12,494,333
Switching and transmission equipment	12.50	13,585,220	(7,725,725)	5,859,495	11,957,904	(7,138,336)	4,819,568
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00 to 20.00	10,659,312	(5,862,170)	4,797,142	8,376,492	(5,176,857)	3,199,635
Underground and marine cables, poles and towers	5.00 to 6.67	343,687	(153,040)	190,647	310,015	(139,669)	170,346
Subscriber, public and booth equipment	12.50	1,338,001	(512,924)	825,077	974,352	(427,265)	547,087
Electronic data processing equipment	20.00	467,344	(282,860)	184,484	401,864	(224,214)	177,650
Buildings and underground cables	4.00	6,037,773	(2,537,197)	3,500,576	5,363,831	(2,321,967)	3,041,864
Vehicles	20.00	71,574	(62,361)	9,213	79,485	(70,666)	8,819
Land	-	239,024	-	239,024	224,687	-	224,687
Other assets	10 to 20	528,983	(159,422)	369,561	406,653	(101,976)	304,677
Construction in progress	-	1,539,993	-	1,539,993	3,220,994	-	3,220,994
Total		34,810,911	(17,295,699)	17,515,212	31,316,277	(15,600,950)	15,715,327
Average depreciation rates - %				10.25			12.11
Assets fully depreciated				7,326,853			6,714,251

As of June 30, 2001, construction in progress included amounts related to advances to Barramar for cable passageway rights. In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company are now due from Companhia AIX de Participações, payable with shares to be issued by that company; on November 20, 2001, a capital increase of R$30,000 was approved, of which R$9,600 represents the Company's portion (see Note 17). As a result, the remaining net portion of R$84,905 is recorded as "Amounts for capitalization" in noncurrent assets. An additional balance of R$30,240 was settled by the transfer of highway passageway cable rights, and continues to be classified in the property accounts, being amortized over 20 years.

19. DEFERRED CHARGES

As of December 31, 2001 and 2000, deferred charges were represented principally by the goodwill paid on the acquisition of Ceterp S.A., presented in this account due to that company's subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

	Company		Consolidated	
	2001	2000	2001	2000
Preoperating expenses	55,537	-	55,537	-
Other	-	-	-	1,584
Merged goodwill - Ceterp S.A.	125,427	157,470	125,427	157,470
Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(62,524)	(30,481)	(62,524)	(30,481)
Total	180,964	157,470	180,964	159,054

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization will start when the respective service is placed in commercial operation.

20. PAYROLL AND RELATED CHARGES

	Company		Consolidated	
	2001	2000	2001	2000
Salaries and other compensation	19,27 4	24,444	19,422	26,758
Payroll charges	60,532	58,212	60,774	62,799
Benefits	14,154	16,259	14,203	17,507
Total	93,960	98,915	94,399	107,064

21. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Company		*Consolidated*	
	2001	2000	2001	2000
Suppliers	997,230	1,307,321	999,929	1,362,936
Third-party retentions	277,391	225,315	277,528	226,141
Total	1,274,621	1,532,636	1,277,457	1,589,077

22. TAXES

a. Indirect Taxes

	Company		Consolidated	
	2001	2000	2001	2000
State VAT	390,424	250,739	390,970	258,601
PIS and COFINS (taxes on sales)	40,317	32,931	40,463	34,272
Other´	12,661	679	14,351	716
Total				
- current	443,402	284,349	445,784	293,589

b. Taxes on Income

	Company		Consolidated	
	2001	2000	2001	2000
Income tax payable	130,495	148,831	130,896	148,931
Social contribution tax payable	48,348	48,884	48,490	48,927
Total	178,843	197,715	179,386	197,858
Current	135,070	53,178	135,586	53,321
Long term	43,773	144,537	43,800	144,537

23. PROFIT PARTICIPATION

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Interest on capital	1,051,925	899,312	1,051,925	899,312
Telefónica S.A.	214,619	217,522	214,619	217,522
Telefónica Internacional S.A.	344,309	-	344,309	-
SP Telecomunicações Holding S.A.	183,807	150,131	183,807	150,131
Tele Ibero Americana Ltda.	35,060	26,461	35,060	26,461
Minority shareholders	274,130	505,198	274,130	505,198
Dividends	11,817	94,904	11,817	94,904
SP Telecomunicações Holding S.A.	-	13,738	-	13,738
Tele Ibero Americana Ltda.	-	2,620	-	2,620
Minority shareholders	11,817	78,546	11,817	78,546
Employees' profit sharing	45,206	52,191	45,554	57,774
Total	1,108,948	1,046,407	1,109,296	1,051,990

24. LOANS AND FINANCING

Composition

	Currency	Annual interest rate - %	Maturity	Consolidated balance as of December 31, 2001 — Current	Long term	Total
Mediocrédito	US$	1.75	2014	7,605	80,261	87,866
CIDA	CAN$	3.0	2005	341	644	985
Comtel	US$	10.75	2004	22,425	719,324	741,749
EDC II	US$	LIBOR + 1.0	2002	13,941	-	13,941
EDC III	US$	LIBOR + 1.0	2002	14,716	-	14,716
Loans with related companies (Note 29)				1,032,826	-	1,032,826
Other loans in foreign currency			To 2004	1,544,374	567,575	2,111,949
Total				2,636,228	1,367,804	4,004,032

	Currency	Annual interest rate - %	Maturity	Consolidated balance as of December 31, 2000		
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	6,444	73,517	79,961
CIDA	CAN$	3.00	2005	306	775	1,081
Comtel	US$	10.75	2004	18,538	606,175	624,713
EDC I A	US$	11.55	2001	1,020	-	1,020
EDC I B	US$	LIBOR + 1.50	2001	207	-	207
EDC II	US$	LIBOR + 1.00	2002	23,586	11,733	35,319
EDC III	US$	LIBOR + 1.00	2002	12,469	12,384	24,853
Other loans in foreign currency			To 2001	1,131,206	-	1,131,206
Total				1,193,776	704,584	1,898,360

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate - %	Consolidated balance as of December 31, 2001
Resolution No. 2,770	US$	2.84 to 12.00	1,084,795
Resolution No. 2,770	JPY	0.80 to 4.50	253,971
Resolution No. 4,131	US$	LIBOR + 1.00 to 8.50	283,298
Import financing	US$	LIBOR + 0.15 to 1.40	165,736
Debt assumption	US$	LIBOR + 0.50 to 11.68	324,149
			2,111,949

	Currency	Annual interest rate - %	Consolidated balance as of December 31, 2000
Resolution No. 2,770	US$	5.40 to 11.00	973,355
Resolution No. 4,131	JPY	1.88	138,234
Resolution No. 4,131	US$	8.35	19,617
			1,131,206

The Company has exchange hedge operations in the amount of R$4,002,163, equivalent to 99.9% of its debt in foreign currency as of December 31, 2001, including loans with related companies (see Note 29). As of that date, the Company had recorded a net gain of R$190,773 related to hedge operations, and a liability balance in the amount of R$297,911.

Loans and financing, Company and consolidated, are guaranteed by:

		2001	2000
Comtel	Guaranteed by Telebrás	741,749	624,713
Mediocrédito	Guaranteed by Federal Government	87,866	79,961
		----------	----------
Total		829,615	704,674
		======	======
Current		30,030	24,982
Long term		799,585	679,692
		======	======

25. RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases where an unfavorable outcome is considered probable, as follows:

	Company/ Consolidated	
Nature	2001	2000
Labor	80,140	52,911
Tax	284,116	110,641
Civil	18,305	9,939
	----------	----------
Total	382,561	173,491
	======	======
Current	7,882	6,449
Long term	374,679	167,042
	======	======

25.1. Labor Contingencies

The Company has various labor contingencies totaling approximately R$874,509, and has accrued R$80,140 to cover probable losses.

25.2. Tax Contingencies

Regarding tax issues, the following aspects should be considered: (i) the possible existence of differences as regards the interpretation of the application of taxes to certain revenue accounts; (ii) recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition; (iii) the lack of agreement in the interpretation of tax legislation may generate litigation which, if concluded by the Judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

The principal legal proceedings for which an unfavorable outcome to the Company is considered as possible but not probable by its legal counsel, and not covered by the reserves for contingencies, are:

- Claims by the National Institute of Social Security (INSS), amounting to R$441,000, referring to:
  - Collection of the Work Accident Insurance (SAT) and the assignment of joint liability for social security contributions allegedly not paid by contracted parties, amounting to approximately R$289,000.
  - Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the Government's economic stabilization plans "Plano Verão", amounting to approximately R$30,000, and "Plano Bresser", amounting to approximately R$77,000.
  - Notification demanding social security contributions, SAT and amounts for third parties - National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Company Supporting Agency (SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$45,000.
- Claims by the Finance Department of the State of São Paulo, totaling R$483,000, referring to:
  - Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) supposedly due on international long-distance calls amounting to approximately R$123,000 for the period from November 1996 to March 1998, and to R$130,000 for the period from April 1998 to December 1999.
  - Assessment, on February 29, 2000, requiring payment of the ICMS supposedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$230,000.

25.3. Civil Contingencies

Public Class Action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$424,000.

26. OTHER LIABILITIES

	Company		Consolidated	
	2001	2000	2001	2000
Liabilities with related companies	149,940	116,669	142,884	97,856
Post-retirement benefit plans accruals	144,178	-	144,178	-
Temporary losses on payables operations	297,012	-	297,911	-
Other payables	49,018	99,623	49,076	103,577
Total	640,148	216,292	634,049	201,433
Current	417,969	141,012	418,926	144,968
Long term	222,179	75,280	215,123	56,465

27. SHAREHOLDERS' EQUITY

a. Capital

Paid-up capital as of December 31, 2001 is R$5,640,184 (R$5,847,983 on December 31, 2000), represented by shares without par value, distributed as follows:

Outstanding shares:	
Common shares	165,322,469,526
Preferred shares	328,342,876,111
Total outstanding shares	493,665,345,637
Treasury shares:	
Common shares	719,366,993
Preferred shares	11,014,010
Total treasury shares	730,381,003
Total shares:	
Common shares	166,041,836,519
Preferred shares	328,353,890,121
Total	494,395,726,640
Book value per thousand shares - R$	29.73

Preferred shares are nonvoting but have priority in the redemption of capital and payment of noncumulative minimum dividends of 6% of capital.

b. Capital Reserves

- Premium on subscription of shares - This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.
- Donations and investment grants - Represents amounts received as donations concerning property additions resulting from plant expansion of telecommunication services.
- Other capital reserves - Represented by tax incentive investments.

c. Income Reserves

- Legal reserve - This reserve is mandatorily established by the Company at 5% of annual net income, up to 20% of capital or 30% of capital plus capital reserves. Above these limits, allocation is no longer mandatory. This reserve may only be used to increase capital or to offset an accumulated deficit.

d. Retained Earnings

The remaining balance of net income is included in retained earnings and will be used for future capital increases, to provide for the modernization and expansion of the telecommunications system.

Under the terms of article 199 of Law No. 6,404/76, management will propose the capitalization of excess reserves from profits, at the Annual Shareholders' Meeting.

e. Special Reserve for Dividends

According to the Company's bylaws, dividends of at least 25% of adjusted net income should be distributed for each year ended December 31, provided the amounts are available. Preferred shares have priority to the annual dividend.

Dividends are calculated pursuant to the Company's bylaws and in conformity with corporate law. For 2001, dividends with the inclusion of interest on capital were calculated considering the pro rata rights of the new shares issued during the year, as follows:

e.1. Statutory Minimum Dividends Calculated
Based on Capital

	2001	2000
Capital	5,640,184	5,847,983
Percentage of 6% for mandatory minimum dividends calculated on a pro rata basis	338,411	350,571

e.2. Statutory Minimum Dividends Calculated
Based on Adjusted Net Income

	2001	2000
Net income	1,576,30 5	1,470,067
Allocation to legal reserve	(78,815)	(73,503)
Adjusted net income	1,497,490	1,396,564
Statutory minimum dividends of 25%	374,372	349,141
Common shares	125,373	116,956
Preferred shares	248,999	232,185

	2001	
	Gross	Net
Dividends (interest on capital) per thousand shares - R$	2.147997645	1.825797998

	2000	
	Gross	Net
Dividends per thousand shares - R$:		
Shares outstanding before the restructuring	1.660295053	1.411250795
Shares issued on the merger of Ceterp	0.138357921	0.117604233

	2001	2000
Number of shares - in thousands	494,395,727	494,395,727
Common shares	166,041,837	166,041,837
Preferred shares	328,353,890	328,353,890

f. Interest on Capital

As proposed by management, as of December 31, 2001 and 2000, interest on capital was recognized to be included in full in dividends, pursuant to article 9 of Law No. 9,249/95, net of withholding tax at source, after approval at the Annual Shareholders' Meeting.

This was determined as follows:

	2001	2000
Interest on capital	1,060,392	819,368
Common shares	355,112	275,183
Preferred shares	705,280	544,185
Withholding tax at source	(159,059)	(122,905)
Interest on capital included in dividends	901,333	696,463

Exempt shareholders will receive interest on capital in full, not subject to withholding tax.

In relation to the amount of R$1,060,392 of interest on capital proposed for 2001, the amount of R$346,248 is being maintained in the special reserve for dividends.

Interest on capital credited in 2001 is over the minimum dividend established by the Company's bylaws and article 202 of Law No. 6,404/76.

g. Payment of Dividends

Management is proposing that the balance of the "Special reserve for dividends", recognized in 2000, in the amount of R$345,892 increased by withholding tax on exempt shares, for a total of R$346,248, be reversed and paid by the end of the year 2002, to registered shareholders as of December 31, 2000, as it is proposing the formation of a new special reserve for the payment of dividends in the amount of R$346,248, related to a portion of the dividends declared based on the financial statements as of December 31, 2001, in order to ensure the Company's economic and financial stability.

28. POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (Sistel). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the break in unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 2% of the Company's employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 13.5% of payroll of employees covered by the plan, of which 12% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other 98% of Telesp's employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants' individual accounts. Telesp is responsible for the costing of all administrative expenses and plan maintenance, including participant's death and disability risks. The employees participating in the defined benefit plan (PBS Telesp) were granted the option of migrating to the Visão Telesp Plan, for which the deadline was October 31, 2000. The Visão Telesp Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new employees. The Company's contributions to the Visão Telesp Plan are equal to the employee's, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

During 2001, the Company made contributions to the PBS Telesp Plan of R$216 (R$40,618 in 2000) and to the Visão Telesp Plan of R$17,534 (R$4,585 in 2000).

Assist individually sponsors a defined contribution plan, similar to the Telesp Plan, the Visão Assist Benefit Plan, which covers approximately 34% of the Company's employees. Company contributions to this plan in 2001 were R$85.

As provided under CVM Resolution No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities directly in shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method, considering the plans' assets as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), ratified by CVM. For the multisponsored plans (PAMA and PBS-A), the apportionment of the plans' assets was made in accordance with the Company's actuarial liabilities, in relation to the plan's total liabilities.

As of December 31, 2001, the composition of the accrual for defined pension benefit plans and the retirees' health care plans, as well as further information required by CVM Instruction No. 371 on these plans, are shown below:

Plan	12.31.01
PBS - Telesp	4,559
PAMA	139,619
Total Company (Note 26)	144,178
Visão Assist - Equity effect	(82)
Total charge to shareholders' equity	144,096
Deferred tax	(47,551)
Total, net of tax effects	96,545

a. PBS/Visão - Telesp and Visão Assist Plan

Reconciliation Between Assets and Liabilities

	PBS/Visão TELESP (*)	Visão Assist (*)
Total actuarial liabilities	73,248	32
Fair value of assets	68,689	114
	---------	-----
Liabilities (assets) recognized in balance sheet, net	4,559	(82)
	=====	===

(*) Even though Visão Telesp and Visão Assist are defined contribution plans, there is an actuarial risk of death and disability of participants, which is defrayed by the sponsors, requiring an actuarial calculation of those risks.

Projected Expense for 2002

	PBS/Visão TELESP	Visão Assist
Cost of service	2,691	8
Interest cost	4,194	2
Expected return on assets	(4,011)	(7)
Employees' contributions	(281)	-
	-------	---
Total	2,593	3
	====	==

Actuarial Assumptions

	12.31.01
Rate used for present value discount of actuarial liabilities	6% per year
Expected return on plan assets	6% per year
Future salary increase rate	2% per year
Mortality rate	GAM-71
Disability mortality rate	RRB1944
Disability rate	RRB1944
Married active participants on retirement date	95%
Number of PBS - Telesp Plan active participants	218
Number of PBS - Telesp Plan retired participants	279
Number of dependent groups of retirees - PBS - Telesp	16
Number of Visão Telesp Plan active participants	10,478
Number of Visão Telesp Plan retired participants	424
Number of dependent groups of retirees - Visão Telesp	10
Number of PBS - Assist Plan active participants	47

b. PAMA - Retirees' Health Care Plan

Reconciliation Between Assets and Liabilities

	PAMA (*)
Total actuarial liabilities	205,851
Fair value of assets	66,232
Liabilities recognized in balance sheet, net	139,619

(*) Refers to proportional share of Telesp in assets and liabilities of the multisponsored plan - PAMA, according to actuarial calculations. Based on the opinion of legal counsel and its actuarial advisors, the Company, on a conservative basis, opted for recording this potential liability as of December 31, 2001, in other long-term liabilities.

Actuarial Assumptions

	12.31.01
Rate used for present value discount of actuarial liabilities	10% per year
Expected return on plan assets	10% per year
Inflation	4% per year
Medical costs growth rate	8% per year
Mortality rate	GAM-71
Number of retirees on November 30, 2001	4,478
Number of dependents on November 30, 2001	6,166

c. PBS-A (Retirement Plan - Retired through January 31, 2000)

Even though PBS-A has a surplus as of December 31, 2001, no asset was recognized by the sponsors, due to the legal impossibility of reimbursement of this surplus, in addition to the fact that the plan is noncontributory, which precludes a reduction of contributions by the sponsor in the future.

Reconciliation between Assets and Liabilities

	PBS-A (*)
Total actuarial liabilities	599,305
Fair value of assets	646,129
Fair value of assets in excess of actuarial liabilities	46,824

(*) Refers to proportional share of Telesp in assets and liabilities of the multisponsored plan - PBS-A, based on actuarial calculations.

Projected Expense (Income) for 2002

	PBS-A
Interest cost	65,104
Expected return on assets	(90,043)

Total	(24,939)
	=====

Actuarial Assumptions

	12.31.01
Rate used for present value discount of actuarial liabilities	6% per year
Expected return on plan assets	9% per year
Salary increase rate	3% per year
Benefit growth rate	-
Mortality rate	UP84 with one year severity
Disability rate	Mercer's indexes
Number of participants	5,432

29. TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions with the controlling group, made under usual market conditions for this type of operation:

	Consolidated	
	2001	2000
Assets:		
Current assets	36,763	5,353
Trade account receivable	33,548	5,353
Other assets	3,215	-
Noncurrent assets	177,206	30,351
Amounts for capitalization	84,905	-
Other assets	92,301	30,351
Total assets	213,969	35,704
Liabilities:		
Current liabilities	1,913,263	584,754
Accounts payable and accrued expenses	9,646	76,559
Loans and financing	1,032,826	-
Profit participation:		
Interest on capital	777,795	394,114
Dividends	-	16,358
Other liabilities	92,996	97,723
Funds for capitalization	13	-
Long-term liabilities	49,888	133
Other liabilities	49,888	133
Total liabilities	1,963,164	584,887
Statement of income:		
Income	7,515	5,189
Financial income	1,393	30
Other operating income	6,122	5,159
Costs and expenses	(1,275,157)	(896,225)
Cost of services provided	(46,094)	(46,779)
Selling	(98,477)	(71,009)
General and administrative	(101,243)	(70,803)
Financial expenses	(946,132)	(707,634)
Other operating expenses	(83,211)	-

Accounts receivable refer to receivables for telecommunications services, principally from Atento Brasil S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A., Emergia Brasil Ltda. and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Other current and noncurrent assets are composed principally of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefónica S.A., Tele Sudeste, Emergia Brasil Ltda., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Companhia AIX de Participações and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações (see Notes 17 and 18).

Loans and financing are composed by loans from:

a. Telefónica S.A., guaranteed by Telefónica Internacional S.A.

Contract date	Maturity	Annual interest rate - %	US$ (thousands)	R$ December 2001
05.22.01	05.21.02	LIBOR + 2.715	220,000	513,596
06.18.01	06.17.02	LIBOR + 2.715	40,000	93,049
08.31.01	08.31.02	LIBOR + 2.715	12,000	27,981
			272,000	634,626

b. Telefónica Internacional S.A.

Contract date	Maturity	Annual Interest rate - %	US$ (thousands)	R$ December 2001
12.20.01	12.20.02	LIBOR + 3	171,304	398,200

Other payables in current and long-term liabilities are composed of amounts payable for consulting and commissions with Telefónica Internacional S.A., telephone book production services from Telefônica Publicidade e Informação Ltda., administrative services for accounting, financial, human resources, assets, logistics and computer technology from Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., voice communication and data services from Telefônica Empresas S.A. and call center services from Atento Brasil S.A.

The cost of services provided and selling expenses refer mainly to services provided by Atento Brasil S.A., related to customer service and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

General and administrative expenses refer principally to consulting services provided by Telefónica Internacional S.A. and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.
Financial expenses are represented principally by exchange variations arising from the loans with Telefónica S.A., as well as expenses for interest on capital.

Other operating expenses refer to commissions on voice services and data communications rendered by Telefônica Empresas S.A.

30. COMMITMENTS

a. Capital Expenditures (*)

The capital expenditure budget for 2002, amounting to R$1,800,000, was submitted for approval by the Board of Directors, for subsequent ratification at the Annual Shareholders' Meeting, in conformity with article 196 of Law No. 6.404/76.

(*) Unaudited.

b. ANATEL Commitments

Quality and universalization targets for fixed switch telephone service are available to follow the Company at ANATEL's website: www.anatel.gov.br.

31. INSURANCE (*)

Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., through the Group's broker, presently contracts and manages all insurance policies for the Company.

The principal policies cover:

- Operating risks, covering physical damages and business interruption for the entire plant.
- General civil liability (RCG) and car fleet (RCF-V).
- ANATEL guarantee insurance.
- Other risks.
- Domestic and international freight.
- Group life insurance.
- Health *insurance*.

The policy of the Company and its subsidiaries, as well as of Group Telefónica, includes the maintenance of insurance coverage for all assets and responsibilities involving significant amounts and high risks according to management's judgment, following Telefónica S.A.'s corporate program guidelines.

(*) Unaudited.

32. FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity participation of 0.25% in the company Portugal Telecom. Additionally, the Company has a direct interest of 0.75% in that company, carried under the cost method. The investment, at market value, is based on the last quotation of 2001 at the Lisboa Stock Exchange for Portugal Telecom, equivalent to 8.75 euros (11.75 euros in 2000):

	Consolidated			
	2001		2000	
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	139,112	75,362	167,047
Portugal Telecom - indirect interest through Aliança Atlântica	40,461	47,057	36,112	55,682
Total	115,823	186,169	111,474	222,729

The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

The Company's indebtedness and the results of operations are significantly affected by foreign exchange rate risk. As of December 31, 2001, all the Company's debt was denominated in foreign currency (U.S. dollars, Canadian dollars and Japanese yen), and 100% of the indebtedness was covered by asset positions for exchange hedge operations (swaps based on interbank deposit rates - CDIs and options). Hedge operations were made to fully cover the future maturities of the debts in foreign currency, subject to LIBOR, and fixed or variable interest. Gains or losses on these operations are recorded in income. In 2001, these transactions generated a consolidated gain of R$190,773, with a liability on December 31, 2001 of R$297,911 to recognize temporary losses.

As of December 31, 2001 and 2000, the Company's net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	2001		2000	
	Book value	Market value	Book value	Market value
Loans and financing	4,004,032	4,090,102	1,898,360	1,895,933
Asset position on swaps	2,974,226	3,077,006	1,786,144	1,829,419
Asset position on options	1,027,937	(*)	68,439	
Net exposure	1,869		43,777	

(*) As of December 31, 2001, the Company had US$443,300,000.00 of notional amounts for various options operations, including calls, call spreads and "informal desk operations". On that date, the market value of the options operations was an asset of R$23,600 in case the Company was to cancel while the asset book value was R$32,600. The Black & Scholes model was used in the valuation of options at market value.

The valuation method used to calculate the market value of loans, financing and hedge instruments was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b. Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained in the foreign market. The Company has not made any derivative hedge operation to protect itself from this risk. However, the Company continually monitors market interest rates, aiming at evaluating the possible need for a derivative operation, so as to protect itself against the risk of volatility in these rates.

As of December 31, 2001, the Company had R$4,004,032 in loans and financing, of which R$2,198,023 bore interest at fixed rates and R$1,806,009 bore interest at floating rates (LIBOR). Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts for CDIs. The Company invests its excess cash and temporary cash investments of R$206,298 as of December 31, 2001, mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

The potential annual loss for the Company generated by a hypothetical and instantaneous unfavorable change of 1% in the interest rates applicable to its financial assets and liabilities as of December 31, 2001 would be approximately R$41,000.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company's debt.

c. Debt Acceleration Risk

The Company's loan and financing agreements contain clauses that, if not observed, allow the creditor to accelerate the maturities. The spin-off from Telebrás on May 22, 1998, and the privatization of the Company constituted an event of noncompliance with the contractually established obligations ("default"). As of December 31, 2001, COMTEL's debt in the amount of R$741,749 was in this condition, and the Company is currently under negotiation with its creditors. Although none of the creditors has so far requested the debt acceleration, it cannot be assured that the Company will obtain waivers or that the creditors will not enforce their rights regarding such noncompliance.

d. Credit Risk

This risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is diversified. To reduce this type of risk, the Company performs credit analysis to assist in managing the risk of default, and limit the indebtedness, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that should be maintained for security or national defense reasons.

As of December 31, 2001, the Company's customer portfolio had no records for subscribers whose receivables were, individually, higher than 1% of the total accounts receivable from services.

33. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: April 4, 2002

By /s/ Charles E. Allen

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. - Telesp announces the Management Report translated into English.